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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9/A
         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 KINAM GOLD INC.
                            (Name of Subject Company)

                                 KINAM GOLD INC.
                        (Name of Person Filing Statement)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

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         This amendment to Schedule 14D-9 (the "Schedule 14D-9") relates to the offer by Kinross Gold U.S.A., Inc., a Nevada corporation and a wholly-owned subsidiary of Kinross Gold Corporation, an Ontario corporation (collectively, "Kinross"), for all of the publicly-held shares of the $3.75 Series B Preferred Stock of Kinam Gold Inc. ("Kinam") at $16.00 per share in cash, pursuant to that certain KINROSS GOLD CORPORATION OFFER TO PURCHASE ALL PUBLICLY-HELD SHARES OF THE $3.75 SERIES B PREFERRED STOCK OF KINAM GOLD INC. AT $16.00 PER SHARE, as amended March 14 and March 21, 2002 (the "Offer to Purchase"), and the Schedule 14D-9 filed by Kinam, as amended.

         The discussion set forth under the items below supersedes and replaces in its entirety the information contained in the Schedule 14D-9 under the same items. To the extent inconsistent, any other information contained in the
Schedule 14D-9 is also amended so as to be consistent with the discussion set forth below. The information contained in this document is intended to be read in conjunction with all of the other information contained in the Schedule 14D-9 mailed to holders of Kinam preferred stock on or about February 20, 2002.

         The tender offer has been extended from its original expiration date of Midnight, Eastern Time on March 20, 2002, and will now expire at Midnight, Eastern Time, on March 28, 2002, unless Kinross again elects to extend the offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The board of directors of Kinam appointed the special committee to review the fairness of the offer to the non-affiliated holders. The members of this special committee are not employees of either Kinam or Kinross but are directors of Kinross and hold equity positions in Kinross, in the aggregate totaling less than 1% of the issued and outstanding Kinross common shares. In addition, one of the members of the special committee, Mr. Mingay, is a partner in a law firm that provides legal services to both Kinam and Kinross. The special committee retained independent counsel to advise it and Raymond James to provide an opinion regarding the fairness, from a financial point of view, of the offer. Based on the appointment of the special committee consisting exclusively of non-employee members, the retention by that committee of independent legal counsel to advise it regarding its duties, the opinion provided to the special committee by Raymond James as to the fairness, from a financial point of view, of the price offered by Kinross in the tender offer, and a number of other factors, the special committee unanimously concluded that the terms of the offer were fair to the non-affiliated holders.

         Each of the members of the special committee is a director of Kinross and holds an equity position in Kinross and, consequently, is not independent from the Kinross tender offer. As a result of this lack of independence, the special committee did not deem it appropriate for it to make a recommendation with respect to whether the non-affiliated holders should accept or reject the tender offer. The special committee therefore determined that it should remain neutral and did not recommend for, recommend against, or express an opinion with respect to whether the non-affiliated holders should accept the tender offer. Each holder of Kinam preferred stock should independently decide, based on the information in this offer to purchase, the information about Kinam and Kinross that is publicly available, and any other factors deemed relevant by the holder, whether or not it is in such holder's best interests to accept or reject the tender offer.

         In reaching the determination that the tender offer was fair to the non-affiliated holders, the special committee considered, among other matters, the following items:

     o That Raymond James, an independent financial advisor, provided a fairness opinion to the special committee of Kinam directors, which opinion concluded, as of February 14, 2002, based upon and subject to the various considerations set forth in its opinion, that the $16.00 per share offer price is fair, from a financial point of view, to the holders of the Kinam preferred stock;

     o The financial analysis of Raymond James contained in the report delivered to the special committee by Raymond James in connection with its fairness opinion, including its determination that the net asset value of Kinam ranged from a negative $116 million to a negative $73.3 million so that the holders of Kinam preferred stock would not receive anything upon liquidation of Kinam;

     o The fact that Kinross' offering price represents a premium of 71.4% above the average closing price for the Kinam preferred stock of $9.337 for the 30 trading days prior to the first announcement regarding Kinross' consideration of the tender offer at a potential price of $16.00 per share;

     o The fact that the historical trading volume for the Kinam preferred stock has been limited and that the trading market is illiquid, which may cause isolated transactions in the stock to have a significant impact on the trading price and which may


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          make it difficult for holders of a substantial amount of preferred stock to sell their securities at prices reported by the American Stock Exchange;

     o The current conversion rate of the Kinam preferred stock under the Kinam articles of incorporation of 4.8512 common shares of Kinross for each share of Kinam preferred stock and the recent trading prices of the Kinross common shares;

     o The fact that Kinam's financial statements, as of September 30, 2001, reflect that its liabilities exceed its assets by $81.3 million, and that Nevada corporate laws prohibit the payment of dividends by a corporation if, after payment of the dividend, its liabilities would exceed the value of its assets;

     o The fact that Kinam suffered net losses of $53.2 million and $112.7 million for the years ended December 31, 2000 and 1999, respectively, and $12.8 million for the nine months ended September 30, 2001, even though it was not paying interest on its obligations to Kinross or paying for the management services provided by Kinross;

     o The significant obligation of Kinam to Kinross in the amount of approximately $290 million at December 31, 2001;

     o The rights and preferences of the Kinam preferred stock, as set forth in the articles of incorporation of Kinam, including the dividend and liquidation preferences, voting rights, conversion rights, and the redemption provisions;

     o The fact that the liquidation preference set forth in the Kinam preferred stock designation would be subject to the payment of all of the other liabilities and obligations of Kinam, the financial statements of Kinam reflected a negative net asset value of $81.3 million, and the net asset value of Kinam determined by Raymond James ranged from a negative $116 million to a negative $73.3 million so that the holders of Kinam preferred stock would not receive any payment on the liquidation preference held by them in the event of the liquidation of Kinam;

     o The fact that no provision in the Kinam preferred stock designation obligates Kinross to repurchase or redeem the shares of Kinam preferred stock or to liquidate Kinam at any set time in the future; and

     o The future business prospects of Kinam and the gold market in general, including Kinam's operations and assets and their relationship to the price of gold.

          In coming to its conclusion that the offer is fair to the non-affiliated holders, the special committee of Kinam directors also considered the following negative factors:

     o The fact that Kinross acquired the shares of Kinam preferred stock that it now holds in July 2001 in exchange for Kinross common shares which were valued at more than the $16.00 price per share offered in the tender offer. The special committee recognized that the stock acquired in July of 2001 was acquired for Kinross common shares, rather than cash, and that the acquisition price was recorded for financial reporting purposes at a price higher than that used by Kinross for negotiating purposes, solely as a result of the increase in the trading price of Kinross common shares during the negotiations and consummation of the transaction. Kinross had used the trading range of the Kinross common stock in the last quarter of 2000 and the first quarter of 2001, when closing prices for the Kinross common stock ranged from $0.406 to $0.75, with most closing prices between $0.50 and $0.60, in negotiating the number of shares of Kinross common stock to be issued. The transaction was recorded for financial reporting purposes at $0.96 per share, the closing price on the date it was announced, June 12, 2001. This amount was higher than the assumed value during negotiations and resulted in a value on the transaction for financial reporting purposes of $25.80 per Kinam preferred share. One week later Kinam closed two other purchases that were valued for financial reporting purposes at $18.29 per share of Kinam preferred stock. See THE OFFER--TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES;

     o The fact that shareholders who tender their shares, or who receive cash in exchange for their shares in any merger following the tender offer, will no longer be holders of the Kinam preferred stock and, therefore, will not participate in any future earnings or growth of Kinam that may otherwise positively affect the value of the Kinam preferred stock, to the extent any occurs;

     o The fact that the special committee of Kinam directors that was formed for the purpose of independently analyzing the fairness of the Kinross tender offer are all also directors and equity holders of Kinross and thus subject to conflicts of interest with respect to their recommendation and findings related to the Kinross offer; and

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     o    The fact that, since Kinross owns 100% of the outstanding common shares and over 50% of the outstanding preferred shares of Kinam, no third-party would be likely to make any bid for the publicly-held shares of Kinam preferred stock and, consequently, there can be no "market check" on the transaction by someone making a competing bid.

          Raymond James performed an analysis of Kinam's net asset value based on discounted cash flows. This analysis reflects the going concern value of Kinam. Raymond James concluded that Kinam's net asset value ranged from a negative $116 million to a negative $73.3 million, giving the preferred stock no value under this analysis. See FAIRNESS OPINION OF RAYMOND JAMES; DISCOUNTED CASH FLOW ANALYSIS. Neither Raymond James nor the special committee formally analyzed the liquidation value of Kinam, since the net asset value analysis indicated that the preferred stock had insufficient asset coverage for a liquidation analysis to be meaningful. The liquidation of mines and mining equipment is difficult, particularly in a liquidation in which the sale of the assets is made under distressed circumstances. In addition, Based on the financial statements of Kinam as of September 30, 2001, which reflect the assets and liabilities of Kinam on a historical cost basis adjusted for amortization, depreciation and depletion, the holders of the preferred shares would not be entitled to any payment on liquidation of Kinam since its assets were $81.3 million less than its liabilities Finally, the liquidation of Kinam was not considered as an alternative to the tender offer and there is no obligation or plans to liquidate Kinam. As set forth above, based on either the financial statements or the net asset value analysis performed by Raymond James, there would not be sufficient assets to pay any amount to the holders of the Kinam preferred stock on a going concern basis or in a liquidation.

          After considering the factors described above, the Kinam special committee unanimously concluded that the offer is fair to the non-affiliated holders of Kinam preferred stock. The foregoing discussion of the information and factors considered by the special committee is not intended to be exhaustive, but is believed to include all material factors considered by the special committee. In reaching its conclusion, the special committee did not assign any relative or specific weight to individual factors, and individual members of the special committee may have given differing weights to different factors. The determination by the special committee does not purport to be the only conclusion possible. In the final analysis, the adequacy, fairness, and acceptability of the tender offer is for each non-affiliated holder to decide in the manner that each holder deems best.

          The members of the special committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Kinam and the advice of its legal and financial advisors. In view of the variety of factors considered in connection with their evaluation of the Offer, the special committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the special committee reached its determination based on the totality of the circumstances and the advice of the legal and financial advisors separately retained by the special committee to assist it in making its determinations. The determination by the special committee does not purport to be the only conclusion possible. In the final analysis, the adequacy, fairness, and acceptability of the tender offer is for each non-affiliated holder to decide in the manner that each holder deems best.

          The shares of Kinam Preferred currently held by Kinross Gold USA will not be tendered into the Offer. None of the officers or directors of Kinross, Kinam Gold USA or Kinam owns any shares of the Kinam Preferred.

FAIRNESS OPINION OF RAYMOND JAMES

          The special committee retained Raymond James to provide it with a fairness opinion in connection with the tender offer. Raymond James was selected to act as the special committee's financial advisor based on Raymond James' qualifications, expertise, and reputation. At the meeting of the special committee on February 14, 2002, Raymond James rendered to the special committee of the Kinam board of directors its oral opinion, subsequently confirmed in writing, that as of that date, and subject to and based on the various considerations set forth in its opinion, the price to be received by the holders of Kinam preferred stock pursuant to the tender offer was fair from a financial point of view to the holders of shares of preferred stock and that the $16.00 offer fell within the valuation range for the Kinam preferred stock established by Raymond James.

          THE FULL TEXT OF RAYMOND JAMES' WRITTEN OPINION AND REPORT TO THE SPECIAL COMMITTEE, DATED AS OF FEBRUARY 14, 2002, WHICH SET FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY RAYMOND JAMES IN RENDERING ITS OPINION, IS ATTACHED AS EXHIBITS (a)(2)(A) AND (a)(2)(B) TO THE SCHEDULE TO FILED BY KINROSS AND THE PURCHASER WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THE OPINION OF RAYMOND JAMES IS INCLUDED WITH THIS OFFER. COPIES OF THE OPINION AND REPORT ARE AVAILABLE FOR INSPECTION AND COPYING BY HOLDERS OF KINAM PREFERRED STOCK OR THEIR PROPERLY DESIGNATED REPRESENTATIVES AT OUR PRINCIPAL BUSINESS OFFICES, 52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2, CANADA, DURING REGULAR BUSINESS HOURS. RAYMOND JAMES' OPINION IS DIRECTED TO THE SPECIAL COMMITTEE OF THE KINAM DIRECTORS, ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE TENDER OFFER, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE TENDER OFFER NOR DOES IT CONSTITUTE A

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RECOMMENDATION TO ANY HOLDER OF THE SHARES OF PREFERRED STOCK TO TENDER SHARES
PURSUANT TO THE TENDER OFFER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION AND THE REPORT.

     In connection with rendering its opinion, Raymond James, among other things:

     o reviewed certain publicly available financial statements and other information of Kinross and Kinam, respectively;

     o reviewed certain internal information, including life of mine analyses for Kinross and Kinam, respectively;

     o reviewed the trading activity and prices for the Kinam preferred stock and the common shares of Kinross;

     o compared the trading activity and price of the Kinam preferred stock and the common shares of Kinross with other publicly-traded companies comparable to Kinam and Kinross;

     o reviewed certain gold industry reports and certain research reports published by United States and Canadian investment banks on Kinross and other gold producers;

     o    reviewed the articles of incorporation of Kinam;

     o reviewed the past, current, and anticipated financial returns of the Kinam preferred stock under different gold price scenarios;

     o reviewed the financial terms, to the extent publicly available, of certain similar tender offers;

     o discussed the strategic and financial considerations for the tender offer with the management of Kinross and the special committee of Kinam directors;

     o discussed the current and prospective business outlook of Kinross and Kinam with the management of Kinross and Kinam, respectively;

     o reviewed correspondence from counsel for the Franklin Funds relating to its negotiations with the management of Kinross over the sale of its shares of the preferred stock;

     o    held discussions with the auditors of Kinam and Kinross;

     o    held discussions with the legal advisors of Kinross and Kinam; and

     o performed such other analyses and considered such other factors as it deemed appropriate.

          In rendering its opinion, Raymond James assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion, including, without limitation, any information obtained in the context of the actions outlined above and any information provided by Kinross or Kinam and their legal or accounting advisors. With respect to the internal information, Raymond James assumed that it was reasonably prepared and reflected the best currently available estimates and judgments of the future performance of Kinam and Kinross, respectively. Raymond James did not make any independent valuation or appraisal of the assets or liabilities of Kinam or Kinross; nor was it furnished with any such appraisals. The opinion of Raymond James is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of February 14, 2002.

          The following is a brief summary of the material financial analyses performed by Raymond James in connection with its oral opinion and the preparation of its written opinion dated February 14, 2002.

          In analyzing the value of the Kinam preferred stock, Raymond James reviewed the prices paid for shares of the Kinam preferred stock in prior transactions, assessed the current and future financial performance of Kinam through the discounted cash flow method, compared the preferred stock to similarly rated publicly-traded securities with and without conversion features and reviewed several "going private" transactions. Similar valuation techniques were applied to Kinross, including a peer analysis of a group of senior and intermediate gold producers. The discounted cash flow analyses were conducted at discount rates of 5% and 10% and at various price levels for gold from $275.00 per ounce to $325.00 per ounce. Historical trading prices from the initial offering of the Kinam preferred stock to the current date were reviewed, as were prices for the Kinross common shares over the past five years.

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         Raymond James reviewed the Articles of Incorporation of Kinam and conducted a financial review of Kinam, including common tests to determine the adequacy of dividend coverage and book value per share reserves. As the Kinam preferred stock is a hybrid instrument, Raymond James disaggregated it into its component pieces and compared such pieces on a number of measures to other similarly rated instruments and to the tender offer price.

         PRECEDENT TRANSACTIONS ANALYSIS

         No transaction utilized for comparative purposes is identical to the currently contemplated transaction. A review of "going private" transactions under Rule 13E-3 was conducted to assess the level of premiums paid to minority shareholders. While these transactions were not identical to the transaction in question, the premiums offered to holders of Kinam preferred stock are significantly higher on average than those offered to minority shareholders in several of the precedent transactions examined. In order to assess the en-bloc value of the common shares of Kinross to be received upon conversion of the Kinam preferred stock, Raymond James also reviewed recent merger and acquisition transactions in the mining industry, based upon value benchmarks implied by price to cash flow ratios. Raymond James believes that a range of price to cash flow ratios for Kinross' common shares on an en bloc basis implied by a price range of $15.00 to $18.00 per share of Kinam preferred stock is fair based on the life of Kinross' mine reserves and the cost of its operations relative to other producers in the industry.

         PRIOR PURCHASE ANALYSIS

         Raymond James reviewed the terms of the purchase by Kinross of Kinam preferred stock from certain of Kinam's preferred shareholders in July 2001. The sellers in these transactions - the Franklin Funds, Capital Pro International, Inc. and The Tell Fund - received consideration that was different from and valued higher than the current tender offer price. Raymond James noted differences between those sales and the tender offer which may account for the price differential; namely the difference in the form of consideration, the apparent absence in the earlier sales of any formal attempt to value the Kinam preferred stock and the nature of the negotiations, including threatened litigation in the negotiations with the Franklin Funds.

         INTRINSIC VALUE ANALYSIS

         Raymond James analyzed the market price of Kinam and other D-rated preferred shares in comparison with their intrinsic value, which is defined as the value of accrued dividends plus the value of the underlying Kinross common shares that would be received upon conversion. Since the announcement of the suspension of dividends on the preferred stock in July 2000, the premium of preferred stock price to intrinsic value has declined steadily. Raymond James calculated that other D-rated preferred shares are trading at a 31.4% discount to intrinsic value. A price range of $15.00 to $18.00 per share of Kinam preferred stock represents premiums of 27.7% to 53.2% to intrinsic value.

         CONVERTIBLE ANALYSIS--METHOD 1

         As the Kinam preferred stock is a hybrid instrument, Raymond James disaggregated it into its component pieces of a fixed income security and an option and compared these on a number of measures to other similarly rated instruments and to the tender offer price. This analysis showed that:

     o other D-rated preferred shares are trading at dividend yields of 63.5% and net dividend yields (after adjusting for option value) in excess of 100%; and

     o Economic value is defined as the sum of implied fixed income value of the shares at a given net dividend yield level plus the option value. A price range of $15.00 to $18.00 at an implied net dividend yield of 50% represents a premium to economic value of 39% to 69%. Applying higher net dividend yields that are more consistent with market comparables as described above would imply a greater premium to economic value for the Kinam preferred stock.

         CONVERTIBLE ANALYSIS--METHOD 2

         Raymond James also compared the market conversion price of D-rated convertible preferred shares to the price of the underlying common stock in order to calculate their conversion premiums. Market conversion price is defined as the market price of the preferred stock divided by its conversion ratio. Other D-rated convertible preferred shares are currently trading at average conversion premiums of 88%. A price range of $15.00 to $18.00 per share of Kinam preferred stock represents conversion premiums of 189% to 247% to the price of Kinross' common shares.


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         CONVERTIBLE ANALYSIS--METHOD 3

         Raymond James compared a price range of $15.00 to $18.00 for the Kinam preferred stock to the sum of the accrued dividends and the Black Scholes option value implicit in the Kinam preferred stock. Raymond James then compared this relationship to similar ratios for the group of D-rated convertible preferred shares. Raymond James' calculations illustrated that other D-rated convertible preferred shares are trading at, on average, a 22% discount to their combined option value and accrued dividend value. In comparison, a price range of $15.00 to $18.00 per share of Kinam preferred stock represents premiums of 52% to 85% to the combined value of the accrued dividends of the Kinam preferred stock and its implicit option value.

         DISCOUNTED CASH FLOW ANALYSIS

         Raymond James also conducted a discounted cash flow analysis, representing the going concern value of Kinam, using a range of assumptions regarding the price of gold to calculate the net asset values of Kinam. Assuming a 5% discount rate, Raymond James estimated the net asset value of Kinam to be approximately negative $99 million, where the price of gold is $300.00 per ounce in 2002, increasing to $325.00 in 2005; negative $73 million, where the price of gold is $325.00 per ounce for the entire life of the mine; and negative $116 million, where the price of gold is $300.00 per ounce in 2002, increasing to $315.00 in 2004.

         Raymond James performed a similar analysis for Kinross. See COMPARABLE COMPANY ANALYSIS BELOW.

         TRADING VALUE ANALYSIS

         Raymond James reviewed the historical trading prices of the Kinam preferred stock during the past year. Based on the closing price of the Kinam preferred stock on February 1, 2002, the last day of trading prior to the Kinam Board's announcement of the consideration of a possible offer, a $15.00 to $18.00 price range represents a 4.5% discount to a 14.7% premium. Based on the average trading price for the 30 calendar day period prior to February 4, 2002, a $15.00 to $18.00 price range represents premiums of 47.6% and 77.2%, respectively. Based on the average trading price during the 365-day period prior to February 4, 2002, a $15.00 to $18.00 price range per share represents premiums of 67.9% and 101.6%, respectively.

         COMPARABLE COMPANY ANALYSIS

         Holders of Kinam preferred stock are entitled to receive 4.8512 Kinross common shares upon conversion of each share of Kinam preferred stock. Raymond James analyzed the valuation of the underlying Kinross common shares to comparable companies using industry benchmarks. Raymond James compared the effective price to net asset value (P/NAV) ratio implied by a $15.00 to $18.00 price range to industry averages, using a variety of net asset value estimates published by industry research analysts on Kinross and on the industry. Raymond James concluded that the $15.00 to $18.00 price range implies effective P/NAV ratios that are at a premium to the average industry P/NAV ratios and Kinross' current P/NAV ratio.

         Raymond James also calculated the effective price to cash flow ratio of each Kinross common share to be received by a holder of Kinam preferred stock on conversion for a price range of $15.00 to $18.00. A price range of $15.00 to $18.00 per share implies price to 2002 cash flow ratios of 8.3x to 11.2x compared to current industry average of 9.4x and Kinross' price to 2002 cash flow ratio of 5.0x. A price range of $15.00 to $18.00 implies price to 2003 cash flow ratios of 13.4x to 18.1x compared to an industry average of 10.9x and Kinross' price to 2003 cash flow ratio of 8.1x.

         In addition, Raymond James conducted additional tests to determine the value of the preferred stock, including, but not limited to, reviews of the adequacy of preferred dividend coverage, Kinam's record of dividend payments, equity (or book value) of the preferred stock, and independent credit assessments. Raymond James also analyzed the historical trading value of the preferred stock, standing alone and as compared to other comparably rated securities. As a result of the capital deficiency of Kinam, as confirmed by the results of the discounted flow analysis, the preferred stock currently possesses insufficient asset coverage for a liquidation analysis to be meaningful.

         Based upon and subject to the analysis summarized above and certain other qualifications, Raymond James opined on February 14, 2002, that the price to be received by the holders of shares of Kinam preferred stock pursuant to the tender offer was fair from a financial point of view to such holders and within the range of value that it provided in its oral report on February 14, 2002.

         The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Raymond James considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Raymond James has informed the Kinam special committee of its belief that selecting any portion of its analyses or factors considered by it, without considering all analyses and factors as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James may have

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given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the results from any particular analysis described above should therefore not be taken to be Raymond James' view of the actual value of the preferred stock. Raymond James did not draw any conclusion as to any particular analysis, but considered all of its analyses as an entirety in reaching its conclusion as to fairness from a financial point of view.

         In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Kinam or Kinross. Any estimates contained in Raymond James' analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses were prepared solely as part of Raymond James' analysis of the fairness from a financial point of view of the tender offer, and were conducted in connection with the delivery by Raymond James of its opinion dated February 14, 2002 to the Kinam special committee. The analyses do not purport to be appraisals or to reflect the prices at which the preferred stock actually may be valued or the prices at which the preferred stock may actually trade in the marketplace. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

         In addition, as described above, Raymond James' opinion and presentation to the special committee of the Kinam directors was one of many factors taken into consideration by the special committee in making its determination that the tender offer was fair to the non-affiliated holders. Consequently, the Raymond James analyses as described above should not be viewed as determinative of the opinion of the special committee of the Kinam directors with respect to the value of the preferred stock. The purchase price of the tender offer and other terms of the tender offer were determined by the Kinross board of directors. Raymond James did not recommend any specific tender offer price to the special committee of the Kinam directors or that any given tender offer price constituted the only appropriate tender offer price.

         Raymond James is an internationally recognized investment banking and advisory firm. Raymond James, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Raymond James' trading, brokerage and financing activities, Raymond James or its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the equity securities of Kinam or Kinross.

         Pursuant to an engagement letter, dated January 24, 2002, between Raymond James and Kinam, Raymond James provided a financial opinion and financial advice in connection with the tender offer. Kinam agreed to pay Raymond James a fee of $77,500 for providing a fairness opinion in connection with the tender offer. In addition, Kinam has agreed to indemnify Raymond James and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Raymond James or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Raymond James' engagement and any related transactions. In April 1998, Goepel McDermid Securities, a predecessor of Raymond James, provided a fairness opinion to Kinross on an unrelated matter and received usual and customary fees for the rendering of these services.

ITEM 8.  ADDITIONAL INFORMATION.

         The information contained in the Exhibits listed in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

         (a)(1) Fairness Opinion, dated February 14, 2002, issued by Raymond James Ltd., filed on Schedule 14D-9 on February 20, 2002.

         (a)(2)            Not applicable.

         (a)(3)            Not applicable.

         (a)(4)            Not applicable.

         (a)(5)            Press release, dated February 4, 2002, filed on
                           Schedule 14D-9 on February 4, 2002.

         (a)(5)(1)         Press release, dated March 21, 2002, attached hereto.

         (e)               Not applicable.

         (g)               Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

                                                     KINAM GOLD INC.


March 21, 2002                                       By /s/  Brian W. Penny
                                                        -------------------
                                                          Brian W. Penny
                                                          Treasurer and Director
                                                          Kinam Gold Inc.